Exhibit 99.6

July 19, 2010

BY E-MAIL, FACSIMILE & HAND DELIVERY

Extreme Networks, Inc.
3585 Monroe Street
Santa Clara, California 95051
Attn:  Corporate Secretary

Re:	Submission of Proposal pursuant to Rule 14a-8 (“Rule 14a-8”) of the Securities Exchange Act of 1934, as amended, for the 2010 Annual Meeting of Stockholders of Extreme Networks, Inc.

Dear Sir or Madam:

Ramius Value and Opportunity Master Fund Ltd (the “Proposing Stockholder”) is submitting pursuant to Rule 14a-8 the proposal and supporting statement attached hereto as Exhibit A for inclusion in the proxy statement of Extreme Networks, Inc. (the “Company”) relating to the 2010 annual meeting of stockholders of the Company (the “Annual Meeting”).

As of the date hereof, the Proposing Stockholder is the beneficial owner of 5,280,000 shares of common stock of the Company (the “Shares”).  Over $2,000 in market value of the Shares are currently held in the Proposing Stockholder’s brokerage account with Credit Suisse (USA) LLC (“BROKER”).  Cede & Co., as the nominee of The Depository Trust Company, is the holder of record of the Shares.  As of the date hereof, the Proposing Stockholder has continuously held at least $2,000 in market value of the Company’s securities entitled to be voted on the proposal for at least one year, as evidenced by the letter from Credit Suisse (USA) LLC attached hereto as Exhibit B, and intends to hold at least $2,000 in market value of the Company’s securities through the date of the Annual Meeting.

A representative of the Proposing Stockholder will appear in person at the Annual Meeting to present the resolution.

This notice is submitted in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended.  The Proposing Stockholder will assume the attached resolution and supporting statement will be included in the Company’s proxy material for the Annual Meeting unless advised otherwise in writing (with a copy to the Proposing Stockholder’s counsel in this matter, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022, Attention: Steve Wolosky, Esq., telephone (212) 451-2333, facsimile (212) 451-2222).

Very truly yours,

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Authorized Signatory

EXHIBIT A

Proposal:

RESOLVED, that the stockholders of Extreme Networks, Inc. (“EXTR”) hereby request that the Board of Directors of EXTR (the “Board”) take the necessary steps to declassify the Board so that all directors are elected on an annual basis.  Such declassification shall be completed in the most expeditious manner permitted under the Delaware General Corporation Law.

Supporting Statement:

Currently, the EXTR Board is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board is not in the best interests of EXTR and its stockholders because it reduces accountability and is an unnecessary anti-takeover device. The elimination of the staggered board would require each director to stand for election annually. We believe that such annual accountability would serve to keep directors closely focused on the performance of top executives and on maximizing stockholder value.

A classified board protects the incumbency of the board and current management, which in turn limits accountability to stockholders. It is our belief that EXTR’s corporate governance procedures and practices, and the level of management accountability they impose, are related to the financial performance of the Company.

Over the last three and five year periods, EXTR has materially underperformed both the Russell 2000 Index and the NASDAQ Composite Index by an average of 12.7% and 40.0% respectively.  We believe that this significant underperformance is a direct result of the Company’s lack of profitability, poor management execution and a misguided growth strategy, all overseen by the current Board. Given the Board’s history of weak oversight and poor judgment, we have serious concerns about the ability and willingness of the current Board to make the necessary structural and operational changes that we believe are required in order to maximize stockholder value.

We firmly believe that although this proposal is non-binding in nature, it will serve as a referendum for stockholders to demonstrate their strong dissatisfaction with the performance of the current members of the Board of Directors and encourage board accountability to its stockholders.

At last year’s annual meeting, EXTR’s director nominees ran unopposed yet 12% of stockholders chose to withhold their votes for those nominees.  We believe this reflects a deep dissatisfaction with the Board and the direction of EXTR.

Stockholders should have the opportunity to annually evaluate and replace ineffective and underperforming directors in order to keep the Board focused on performance and maximizing stockholder value.

For a greater voice in the corporate governance of EXTR and to increase the accountability of the Board to stockholders, we urge you to vote FOR this proposal to declassify the Board.

EXHIBIT B